Exhibit 21.1
Subsidiaries of NuVasive, Inc.

Name	Jurisdiction of Incorporation

Cervitech, Inc.	Delaware

NuVasive (AUST/NZ) Pty. Ltd.	Australia

NuVasive Europe, GmbH	Germany

NuVasive Japan KK	Japan

NuVasive Malaysia, Sdn, Bhd	Malaysia

NuVasive PR, Inc.	Puerto Rico

NuVasive Southeast Asia Pte. Ltd.	Singapore

NuVasive UK Limited	United Kingdom